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                              May 2, 2023

       Kevin Halleran
       Chief Financial Officer
       Oak Street Net Lease Trust
       30 N. LaSalle St., Suite 4140
       Chicago, IL 60602

                                                        Re: Oak Street Net
Lease Trust
                                                            Registration
Statement on Form 10-12G
                                                            Filed April 5, 2023
                                                            File No. 000-56536

       Dear Kevin Halleran:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G

       Special Note Regarding Forward-Looking Statements, page 2

   1. We note that you have included the summary risk factors in this section. Please create a separate section to
address the summary risk factors. Additionally, to the extent true, please add summary risk
factors to address that (i) your investment strategy may change without shareholder
approval, (ii) you may revoke or terminate your REIT election without shareholder
approval, (iii) you may suspend the share repurchase program indefinitely, and (iv)
you have a significant amount of loss and there is no limit on the amount of leverage that
you may incur.
       Item 1. Business, page 6

   2. We note the "not necessarily complete" language relating to statements concerning certain agreements filed as
exhibits. Please revise the disclosure to clarify that statements in the
 Kevin Halleran
Oak Street Net Lease Trust
May 2, 2023
Page 2
         registration statement concerning any contracts or other documents filed as exhibits include the material provisions of the contracts or other documents. Acquisition Strategies, page 7

3.       Please revise to explain what you view as    creditworthy    and
clarify whether you may
         accept tenants that are not rated.
Investment Focuses of our Adviser, page 9

4. Please revise to also disclose any major adverse business developments experienced by your adviser.
Oak Street Net Lease Trust Structure, page 13

5. Please revise the organization chart to disclose the percentages owned.
Compensation of the Advisor, page 15

6. To the extent any fees have been paid to the advisor, please include a table of the fees paid or, if not, fees accrued through December 31, 2022. Additionally, please provide a hypothetical demonstrating how the performance allocation will be determined.
Allocation of Investment Opportunities, page 22

7. Please disclose the other entities that may compete with you for investments. Also revise to further explain the "certain net lease investments" over which Other Blue Owl
         Accounts may have priority over you, and the types of "additional priorities" that may be held by future Other Blue Owl Accounts.
Emerging Growth Company, page 24

8. We note that you intend to take advantage of the extended transition period. Please add risk factor disclosure and disclosure to the section "Management's Discussion and
         Analysis" that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.
The Private Offering, page 26

9. Please clarify how you convey your NAV price changes and whether you would file a new Form D each time. Additionally, if there is a significant difference between the previous month price and the price at which you would issue shares to a new investor, clarify whether investors would have an opportunity to rescind their subscription.
FirstName LastNameKevin Halleran
       Similarly, if there is a significant decrease in price since the time someone submitted their
Comapany    NameOak
       repurchase      Streetclarify
                   request,    Net Lease  Trust
                                     whether  the investor would have an
opportunity to revoke their
May 2,request.
        2023 Page 2
FirstName LastName
 Kevin Halleran
FirstName
Oak Street LastNameKevin
           Net Lease Trust Halleran
Comapany
May  2, 2023NameOak Street Net Lease Trust
May 2,
Page 3 2023 Page 3
FirstName LastName
Your ability to have your shares repurchased is limited., page 96

10. Please revise to clarify here whether affiliates may seek to have their shares repurchased and if they are subject to the same limitations as the common shareholders.
Item 2. Financial Information
2022 Highlights (Results of Operations), page 103

11. We note that you have included an annualized distribution rate. Please disclose the six months of distributions that you have paid. To the extent you have not paid two full quarters of distributions, please remove disclosure regarding the annualized distribution rate.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Investment Portfolio, page 104

12. Please add a footnote to the table to clarify how your rental disclosures take into account tenant concessions and abatements.
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Same Property Results of Operations, page 109

13. We note your presentation of same property net operating income. Please address the following with respect to your presentation:
             We note your reconciliation begins with net (loss) income attributable to NLT shareholders. However, it appears the amounts for the predecessor periods reflect revenues in excess of certain operating expenses calculated in accordance with Rule
              3-14 of Regulation S-X. Please revise your disclosure accordingly.
             Given the predecessor periods have been prepared under provisions of Rule 3-14 of
              Regulation S-X, tell us, and revise your disclosure to clarify, whether same property
              NOI for the predecessor periods excludes any operating expenses that are included in same property NOI for the successor period.
             Revise your disclosure to clarify for us whether the same store properties for both the predecessor and successor periods include properties other than those previously held by your predecessor (Oak Street Real Estate Capital Funds IV and
V).

Capital Resources, page 115

14. We note from your disclosure on page F-23 that you have entered into certain interest rate swaps and caps in order to limit your exposure to variable interest rates charged on your debt. Tell us what consideration you have given to including a discussion of the impact of these derivative instruments on your interest rate exposure, including a discussion of the
 Kevin Halleran
FirstName
Oak Street LastNameKevin
           Net Lease Trust Halleran
Comapany
May  2, 2023NameOak Street Net Lease Trust
May 2,
Page 4 2023 Page 4
FirstName LastName
         rate at which interest has been fixed or capped.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page
122

15. We note your disclosure on page 86 that Blue Owl owns a significant number of shares, and that its control of the voting power "will provide it with substantial influence over matters requiring shareholder approval, including the election of trustees." Please revise your table to reflect its ownership and identify the natural persons with voting or dispositive control over the securities held by Blue Owl. Please refer to Item 403 of
         Regulation S-K for guidance.
Item 5. Directors and Executive Officers, page 123

16. Please ensure that you disclose five years of disclosure for each director and executive officer. Please specify the date and month each individuals employment began and ended during that period. Refer to Item 401 of Regulation S-K.
Item 6. Executive Compensation, page 129

17. We refer to your statement that none of your executive officers will receive direct compensation from you, and that you will reimburse the Adviser, Blue Owl, or their affiliates for expenses incurred on your behalf, which may include compensation. Please revise to disclose any such type of compensation paid to your executive officers. In this regard, we note that all compensation paid to your named executive officers and directors shall be reported, including "transactions between the registrant and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director." Refer to Item 402(a)(2) of Regulation S-K.
18. We refer to your statement that you compensate your non-employee trustees with an annual retainer of $50,000 in cash and a $100,000 grant of restricted shares, and also that the Audit Committee chairman receives an additional retainer of $10,000. We also refer to your table reflecting the amount of cash fees that were paid to your trustees for the fiscal year ended December 31, 2022. Please expand your narrative disclosure to explain the discrepancy between the amounts reflected and your description of the trustees'
         compensation. Also revise to include the table referenced in Item 402(f) of Regulation S-
         K, or advise.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 130

19. We refer to your statement that you have entered into various agreements with related parties, and also note that you have entered into a notes payable with an affiliate, as referenced on page F-23. Please revise, either here or through cross-references, to provide all the information required by Item 404 of Regulation S-K, including a description of all the related party transactions, and the approximate dollar value of the amount involved in each transaction.
 Kevin Halleran
FirstName
Oak Street LastNameKevin
           Net Lease Trust Halleran
Comapany
May  2, 2023NameOak Street Net Lease Trust
May 2,
Page 5 2023 Page 5
FirstName LastName
Item 9. Market price of an Dividends on the Registrant's Common Equity and Relate Shareholder
Matters
Our Independent Valuation Advisor, page 145

20. We note your statement that Kroll will be acting as your independent valuation advisor, and also your disclosure on page 150 and similar disclosure elsewhere that State Street
         Bank and Trust Company will calculate your NAV for each of your classes of shares.
         Please revise your disclosure to expand on your discussion of Kroll's role in the calculation, and include consents for your experts, or advise. Financial Statements
Consolidated Financial Statements of Oak Street Net Lease Trust
Notes to the Consolidated Financial Statements
8. Related Party Transactions, page F-24

21. In your disclosure on page F-25 you indicate that the performance participation allocation paid to the Special Limited Partner is recorded as an expense as it represents a liability payable for services rendered related to ongoing operations of NLT. Please tell us, and revise your disclosure to clarify, the nature of the services performed by the Special
         Limited Partner and further explain your basis in GAAP for recording the performance participation allocation as an expense. Please cite any relevant accounting literature in your response.
14. Subsequent Events, page F-30

22.      We note that in February 2023 you acquired a 12.2% interest in Ivory
OSREC OS
         Aggregator LLC totaling $1.16 billion for the purpose of purchasing an equity method investment in STORE Capital, LLC. Please tell us how you considered the impact of this acquisition and your consideration to provide financial statements of the acquiree. Your response should include your assessment of significance in accordance with Rule 1-02(w)
         of Regulation S-X in assessing compliance with Rule 3-05(a)(2)(ii) of Regulation S-X.
General

23.      We note that you are conducting a private offering in reliance on
Section 4(a)(2) and
         Regulation D of the Securities Act of 1933. We note that you have not filed a Form D.
         Please advise.
24. We note that you and your subsidiaries intend to operate your business in a manner that will permit you to maintain exemptions from registration under the Investment Company
         Act of 1940. Please provide us with a detailed analysis of these exemptions and how your investment strategy will support these exemptions. Further, please note that we may refer your response to the Division of Investment Management for further review.
25. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase
 Kevin Halleran
Oak Street Net Lease Trust
May 2, 2023
Page 6
      program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of
      Corporation Finance in prior no action letters. To the extent you are relying on
      Blackstone Real Estate Income Trust, Inc. (Letter dated September 12,
2016), Rich Uncles
      NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26,2017), or Black Creek Diversified Property Fund Inc. (Letter dated
      September 1, 2017), please provide us with an analysis as to how your program is consistent with such relief, and address how the JPM Mandatory Repurchases may impact this analysis. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you
      may contact the Division   s Office of Mergers and Acquisitions at
202-551-3440.
26. Please be advised that you are responsible for analyzing the applicability of Regulation
      M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class
      relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Rakip at 202-551-3573 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.



                                                          Sincerely,
FirstName LastNameKevin Halleran
                                                          Division of
Corporation Finance
Comapany NameOak Street Net Lease Trust
                                                          Office of Real Estate
& Construction
May 2, 2023 Page 6
cc:       Benjamin Wells, Esq.
FirstName LastName